Exhibit 99.7


                      IN THE UNITED STATES DISTRICT COURT
                         FOR THE DISTRICT OF MARYLAND
                              (Northern Division)

CHATEAU PROPERTIES, INC.                       *
32 South Street
Baltimore, Maryland  21202                     *

                             Plaintiff,        *

v.                                             *   Civil Action No. _________

MANUFACTURED HOME COMMUNITIES, INC.            *
11 East Chase Street
Baltimore, Maryland  21202                     *

and                                            *

MHC OPERATING LIMITED PARTNERSHIP              *
2 Riverside Plaza
Chicago, Illinois  60606                       *

                             Defendants.       *

  *      *      *      *      *      *       *      *      *      *      *



                                   COMPLAINT

                  Plaintiff Chateau Properties, Inc. ("Chateau" or the "Company"), by its undersigned attorneys, as and for its complaint against Manufactured Home Communities, Inc. ("MHC") and MHC Operating Limited Partnership ("MHCOLP"), alleges upon knowledge as to itself and its own acts, and upon information and belief as to all other matters as follows:

                  1. Chateau brings this action for injunctive, declaratory and monetary relief against MHC and MHCOLP (collectively "Defendants") because Defendants have violated the federal securities laws by, among other things,
(i) commencing an illusory


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and deceptive tender offer for Chateau's common stock that they have no ability to complete and (ii) attempting to pre-condition Chateau's equity holders to favor its unsolicited offer over Chateau's agreement of merger with ROC Communities, Inc. ("ROC") through unlawful and misleading proxy solicitations. Chateau and its shareholders will be irreparably harmed unless Defendants' violations are stopped. Chateau also seeks injunctive relief against MHC's tender offer for all of Chateau's common stock since such an acquisition would be in direct contravention of Chateau's charter which prohibits the acquisition by any person, partnership or corporation of more than 7% of Chateau's outstanding common stock. Chateau also seeks a declaration (1) that Defendants' offer is illusory since two of its conditions
- -- (a) that the Maryland Business Combination Law be deemed not to apply to MHC's proposed transaction and (b) that the 7% ownership limitation in Chateau's Charter is inapplicable to MHC's Offer -- cannot be satisfied; and
(2) that Chateau's Board of Directors is not required to adopt a resolution
(a) exempting MHC's Offer from the 7% ownership limitation in Chateau's Charter or (b) exempting a subsequent business combination between MHC's and Chateau from the Maryland Business Combination Law.

                                    PARTIES

                  2. Plaintiff Chateau is a Maryland corporation with its principal place of business in Michigan. Chateau has approximately 6.1 million common shares outstanding. In addition, there are currently outstanding approximately 8.7 million partnership interests ("OP Units") in CP Limited Partnership ("CPLP"), a Maryland limited partnership, which is the operating partnership of Chateau and of which Chateau is the corporate general partner. Approximately 4.5 million OP Units are currently exchangeable into Chateau common shares on a one-for-one-basis. Chateau is in the business of operating manufactured home communities through CPLP. Such communities resemble suburban single-family developments and often include recreational amenities such as clubhouses, swimming pools, tennis courts, and golf courses.


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                  3. Defendant MHC is a Maryland corporation with its
principal place of business in Illinois. MHC is a direct competitor of Chateau.

                  4. Defendant MHCOLP is a limited partnership formed under the laws of the State of Illinois, the sole general partner of which is Defendant MHC.
                            JURISDICTION AND VENUE

                  5. This court has jurisdiction over this suit under Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. 78aa and 28 U.S.C. ss. 1331, because Counts I through IV arise under Sections 14(a), 14(d) and 14(e) of the Exchange Act and regulations promulgated thereunder, specifically Rules 14a-3, 14a-6, and 14a-9, while jurisdiction over Counts V through IX is proper by virtue of 28 U.S.C. ss. 1367 and the principles of pendent jurisdiction.

                  6. Venue is proper pursuant to 15 U.S.C. ss. 78aa and under 28 U.S.C. ss. 1391(b). Acts complained of herein have occurred, are occurring and unless enjoined will continue to occur in this District.

                                  BACKGROUND

                  7. Chateau operates as a self-administered and self-managed real estate investment trust ("REIT"). The common stock of Chateau is listed and traded on the New York Stock Exchange.

                  8. Non-party ROC Communities, Inc. ("ROC") is a Maryland corporation with its principal place of business in Colorado. Like Chateau, ROC owns and operates manufactured housing communities. As of June 30, 1996, ROC owned and operated 70 manufactured housing communities in 23 states.


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                  9. Chateau, ROC, and MHC are three of the country's four
leading, publicly held, owners and operators of manufactured housing communities.

                  10. It has been Chateau's long-term corporate strategy selectively to acquire well-located manufactured home communities which show the potential for increased revenues and cash flows, to develop new communities in attractive locations, and expand certain of its existing communities. Upon acquiring or building properties, Chateau institutes improved management practices to increase operating margins, coupling rent and occupancy increases with expense controls. Chateau properties are continuously maintained and upgraded, and on-site managers help foster a sense of community for residents.

                  11. In the spring of 1995, Chateau's Chief Executive Officer, in furtherance of Chateau's long-term corporate strategy, held informal discussions with the Chief Executive Officer of ROC regarding a potential business combination between their companies. Though the companies had complementary business philosophies and property portfolios, these negotiations did not advance beyond the conceptual stage.

                  12. In the spring of 1996, these negotiations were reinitiated. Senior management of ROC and Chateau met many times during the next four months, and the potential business combination advanced from the conceptual stage to a signed agreement between the companies.

                  13. Even at the initial stage of these negotiations, Chateau made plain that it was not interested in a transaction which would eliminate Chateau shareholders' interest in the enterprise. Rather, both companies recognized that a merger transaction would have unique long-term benefits for their shareholders because of the synergies and opportunities for revenue enhancement which it would create. Such a merger would combine Chateau's outstanding development and expansion expertise with ROC's industry-leading property management, administration, and acquisition skills. The


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company resulting from the merger would unquestionably be the leader in the industry, would hold the largest portfolio of manufactured home communities in the country, and would have lower costs of capital than its competitors.

                  14. By the middle of June 1996, Chateau and ROC had settled upon the basic structure of the transaction and had agreed to an outline of how the companies would be valued.

                  15. During the negotiations, Chateau's board of directors was informed about the progress of the discussions, met to consider the proposed transaction and its alternatives, and was advised by counsel and financial advisers. The Company's financial advisor, Merrill Lynch, opined that the proposed merger with ROC would be fair to Chateau's shareholders.

                  16. The negotiations culminated in a July 1996 agreement designed to accomplish a merger of equals (the "Merger Of Equals"). Under the terms of this agreement, shareholders of Chateau and ROC would receive shares in the combined company in exchange for their current holdings, and the managements of ROC and Chateau would be combined. The Merger Of Equals was publicly announced on July 18, 1996.

                  17. The Merger Of Equals fulfills Chateau's business plan and objectives to increase long-term shareholder value for the following reasons, among many others:

                  18. First, Chateau and ROC have complementary management capabilities, business philosophies, and strategic visions. The record of ROC's management demonstrates that it would be an asset to Chateau. For instance, ROC's management has consistently won industry awards for the excellence of its communities, such as four consecutive "Operator of the Year" awards from the National Manufactured Housing Industry Association.


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                  19. Second, ROC and Chateau have complementary asset
portfolios. ROC and Chateau properties are located in different, but not overly dispersed geographic areas.

                  20. Third, the resulting company would be the largest in the industry and would have lower costs of capital than either Chateau or ROC standing alone.

MHC Announces An Unsolicited
Bid To Purchase Chateau

                  21. On August 16, 1996, MHC, which is a business rival of both Chateau and ROC, announced that it intended to purchase Chateau outright (the "MHC Proposal") and sought to defeat the Merger Of Equals. MHC had not sought any business combination with Chateau until after the Merger Of Equals was announced, and, upon information and belief, the MHC Offer was largely motivated by a desire to block the Merger Of Equals, which would create a more formidable business rival to MHC than either Chateau or ROC standing alone. Indeed, the MHC proposal was contingent on numerous conditions being met; most significantly that Chateau's publicly announced Merger Of Equals with ROC be abandoned.

Defendants' Statements To Analysts And Written
Representations Are Solicitations Designed To
Obtain Shareholder Votes Against The Merger Of Equals

                  22. Even though they did not publicly announce until September 4, 1996, their plan to "seek through a proxy contest proxies in opposition to the proposed [Chateau]/ROC merger," (and have never filed the required proxy disclosure documents with the Securities and Exchange Commission), Defendants began their proxy solicitation well in advance. As part of their effort to condition the market to favor the MHC Proposal over the previously announced Merger Of Equals between Chateau and ROC, and as one link in the chain leading up to a solicitation of proxies from Chateau's


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shareholders, Defendants organized a meeting with securities analysts held on
August 20, 1996.

                  23. At this meeting, Defendants attempted to sway shareholder opinion in favor of their proposal and against the Merger Of Equals. Among other things, Defendants told the analysts that their proposal was "superior" to the Merger Of Equals and would "maximize" growth potential (the "Statements To Analysts"). As part of this presentation and solicitation effort, Defendants set forth an inaccurate, misleading and materially omissive comparison of their proposal to the Merger Of Equals.

                  24. In addition, Defendants gave those attending the meeting a written outline setting forth the purported benefits of the MHC Proposal and why it was supposedly superior to the Merger Of Equals (the "Written Representations").

                  25. Defendants have continued their proxy solicitation efforts, including making a presentation to analysts and others at a meeting held in late August in Baltimore, Maryland. In addition, Defendants have solicited various of Chateau's OP Unit holders to induce them to oppose the Merger of Equals with ROC.

Defendants' Statements To Analysts And
Written Representations Are False And Misleading

                  26. Rule 14a-9 of the Securities and Exchange Act prohibits false and misleading solicitations such as the Statements To Analysts and Written Representations (collectively the "Representations").

                  27. The Representations are false and misleading for several reasons:

                  28. First, the Representations falsely assert that MHC can buy more than seven percent of Chateau's common stock when, by its terms, Chateau's Articles of Amendment and Restatement ("Chateau's Charter") does not, except under enumerated exceptions not applicable here, allow a person, corporation or partnership to own more than seven percent of Chateau's common stock.

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                  29. Second, Defendants' Statements to Analysts contained
false financial information by choosing misleading time periods for the comparison of the MHC Proposal to the Merger Of Equals and omitting to disclose other critical and material information. For example, in its Written Representations, Defendants state that MHC's "return on investment" ("ROI") since its March 1993 initial public offering ("IPO") has been 10% and compares this to ROC's ROI of 3%. This presentation is materially misleading and omissive since it fails to also disclose that MHC's ROI since its secondary offering in the fall of 1993 would show that the return for these MHC investors has not only been below that achieved by ROC, but indeed would show that these investors have lost money. In addition, Defendants' written representations falsely state that MHC is "recognized for [its] high quality portfolio" (when MHC actually has many lower quality properties) and that MHC and Chateau have "complementary information systems" (when the systems are totally different).

Chateau's Initial Consideration Of The MHC Proposal

                  30. On August 22, 1996, Chateau's board of directors met to consider, among other things, MHC's proposal and to determine what action, if any, it wanted to take in response to MHC's Proposal. At this board meeting the directors discussed MHC's acquisition proposal, as well as another acquisition proposal that had been made by Sun Communities, Inc. ("Sun"). At that meeting, and following a detailed discussion of the acquisition proposals, the board determined to reconvene on September 5, 1996 to further consider MHC's proposal (as well as Sun's proposal and the Merger Of Equals with ROC).

MHC's Misleading and Illusory Tender Offer

                  31. One day before Chateau's scheduled board meeting, on September 4, 1996, MHC commenced an unsolicited tender offer for Chateau's common shares ("MHC's Offer" or the "Offer"). Pursuant to the Offer, MHC,

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through MHCOLP, has offered to purchase all the outstanding common shares at a price of $26.00 per share. MHC's Offer is misleading and materially omissive. For example, while MHC's balance sheet does not indicate the ability to pay for the Offer, the Offer fails to disclose the source or terms of the financing for the Offer. Moreover, while the Offer indicates that MHC plans to effectuate a merger or other business combination with Chateau if its tender offer is successful, it does not indicate how it intends to treat Chateau's OP Unit holders in any such merger or business combination.

                  32. Besides being misleading, MHC's Offer is also illusory. The MHC Offer is conditioned upon, among other things, MHC "being satisfied in its sole judgment" that (i) the restrictions contained in the Maryland Business Combination Law will not apply to a proposed merger that MHC plans to consummate with Chateau following its tender offer and (ii) that the provisions of Article VI of Chateau's Articles of Amendment and Restatement ("Chateau's Charter") prohibiting any corporation or partnership from acquiring more than 7% of Chateau's common stock will not apply to MHC's Offer. Since neither of these conditions can be satisfied, MHC's Offer is illusory and cannot be consummated. Indeed, upon information and belief, the true purpose of MHC's Offer is to disrupt and derail the previously announced Merger Of Equals between Chateau and ROC.

Chateau's Consideration Of The MHC Offer

                  33. As planned at the August 22, 1996 board meeting, the Chateau Board of Directors met again on September 5, 1996 to further consider the Merger of Equals, the Sun proposal, as well as the MHC Offer made the prior day. Following a lengthy meeting, the board adjourned without taking any formal action with respect to the MHC Offer, the Sun proposal, or the Merger of Equals and agreed to reconvene again on September 16, 1996.


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                  34. On September 16 and 17, 1996, the Chateau board met once again to consider the Merger of Equals with ROC, the Sun proposal, and the MHC Offer. At this meeting, and following extensive deliberations and presentations by the Company's advisors, the Chateau board, among other things, unanimously took the following actions: (1) determined that it was in the best interests of Chateau and its shareholders to go forward with the previously announced Merger of Equals (as modified and improved so as to further benefit Chateau's shareholders), (2) rejected the MHC Offer as inadequate and not in the long-term interest of Chateau, its shareholders, and CPLP and its Unit holders, to whom Chateau, as a corporate general partner, owes a fiduciary duty, (3) determined that the MHC Offer constituted an intention to acquire beneficial ownership of Chateau common stock in violation of Chateau's Charter and, to prevent such unlawful action, authorized the Company to institute proceedings to enjoin such unlawful action as provided in
Article VI, Section 4 of Chateau's Charter, and (4) determined to reject the Sun proposal since the long term benefits to Chateau and its shareholders from the Merger of Equals with ROC were superior to the Sun proposal.

The Irreparable Harm To Chateau

                  35. Chateau is being irreparably harmed by Defendants' illusory tender offer and illegal proxy solicitation which are polluting the market place with false and misleading information, in that, among other things, Chateau's shareholders are being forced, on a daily basis, to make investment decisions on the basis of false and misleading statements and without the benefit of Congressionally mandated disclosures. This harm is particularly acute here given that the volume of trading in Chateau shares over the past month is over 2 million shares -- more than 500% of the normal volume. So long as this deceptive and illusory tender offer is permitted to pollute the investment market for Chateau's shares, Chateau's shareholders will be unable to make rational and informed business decisions. MHC's illusory offer is further causing irreparable harm by interfering with and

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disrupting Chateau's management from completing its agreed to Merger Of Equals with ROC -- a transaction that the board of directors has determined is advisable and in the best long term interests of Chateau and its shareholders. In addition, MHC's illusory offer is causing irreparable harm to Chateau and its relationships with its employees, customers, shareholders, suppliers and others. In particular, Chateau is being hampered in its efforts to make acquisitions of properties that are in the best interest of the Company.

                  36. In order to protect Chateau, its shareholders, and the investing public, Defendants must be enjoined temporarily, preliminarily and permanently from continuing to pursue their deceptive and illusory offer and from making any additional false and misleading solicitations in furtherance of MHC's Offer and against the Merger of Equals.

                                    COUNT I
            (Injunctive Relief Against Violations of Sections 14(d)
               and 14(e) of the Securities Exchange Act of 1934)

                  37. Plaintiff repeats and realleges the allegations of paragraphs 1 through 36 as if fully restated herein.

                  38. Section 14(d) of the Exchange Act and the regulations promulgated thereunder provide that any person who proposes to make a tender offer for more than five percent of any equity security of a company shall, at the time copies of the tender offer are first published or sent to security holders, file with the SEC a Schedule 14D-1 (which includes the Offer to Purchase) setting forth, among other things, the background and identity of all persons in the bidding group, their past contacts or transactions with the target company, the source and amount of funds to be used in the tender offer, the purpose or purposes of the tender offer, and plans or proposals with respect to the target company, as well as information with regard to any


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contracts, arrangements or understanding with any person with respect to any securities of the target company. In addition, such person is required to set forth in the Schedule 14D-1 any additional information which may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

                  39. Section 14(e) of the Exchange Act prohibits any person from making any untrue statement of material fact or omitting to state any material fact necessary in order to make the statements not misleading or from engaging in any fraudulent, deceptive or manipulative acts in connection with any tender offer. In pertinent part, Section 14(e) of the Exchange Act provides:

                  It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request or invitation.

                  40. MHC has violated Sections 14(d) and 14(e) of the Exchange Act, in that, as specified in this Complaint, its offer fails to make disclosures required by law, contains untrue statements of material fact, and omits to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. In particular, the offer is deceptive and manipulative in that it fails to state that it is entirely illusory, since the conditions concerning Chateau's Charter and the Maryland Business Combination Law cannot be satisfied. In addition, the Offer fails to disclose, among other things, (i) MHC's plans for completing its second step "merger or similar business combination," (ii) how


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MHC plans on treating Chateau's OP Unitholders in any such second step merger, and (iii) MHC's sources and terms of financing for the Offer.

                  41. Plaintiff has no adequate remedy of law.

                                   COUNT II
         (Injunctive Relief Against Violations of Section 14(a) of the
          Securities Exchange Act of 1934 and Rules 14a-3 and 14a-6)

                  42. Plaintiff repeats and realleges the allegations of paragraphs 1 through 41 as if fully restated herein.

                  43. Chateau's shares are securities registered under Section 12 of the Exchange Act.

                  44. The Representations made by MHC and MHCOLP were communications to Shareholders reasonably calculated to result in the procurement of a proxy. Consequently, the Representations constituted solicitations within the meaning of Section 14(a) of the Securities and Exchange Act and Rule 14a-1 promulgated thereunder.

                  45. Because the Representations were solicitations, Defendants were required to meet the requirements of Rules 14a-3 and 14a-6. Defendants did not provide Shareholders with a proxy statement and consequently have violated Rules 14a-3 and 14a-6.

                  46. Plaintiff seeks injunctive relief against the Defendants' unlawful solicitation, pursuant to Sections 14a-3 and 14a-6 of the Securities and Exchange Act of 1934.

                  47. Plaintiff has no adequate remedy at law.


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                                   COUNT III
           (Injunctive Relief Against Violations of Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9)

                  48. Plaintiff repeats and realleges the allegations of paragraphs 1 through 47 as if fully restated herein.

                  49. The Representations constitute solicitations within the meaning of Section 14(a) of the Securities and Exchange Act of 1934 and Rule 14a- 1(1).

                  50. The Representations constitute false and misleading statements regarding material facts relating to MHC's proposal and the Merger Of Equals.

                  51. The Defendants knew that the Representations were false and misleading at the time that they were issued, recklessly disregarded the falsity of such statements, or were negligent in failing to investigate and discover that the statements were false and misleading.

                  52. By virtue of its conduct detailed above, the Defendants have violated Section 14a of the Securities and Exchange Act and Rule 14a-9 promulgated thereunder.

                  53. Plaintiff seeks injunctive relief against the Defendants' violation of Section 14a-9 of the Securities and Exchange Act.

                  54. Plaintiff has no adequate remedy at law.

                                   COUNT IV
          (Damages For Violations of Section 14(a) of the Securities
            Exchange Act of 1934 and Rules 14a-3, 14a-6 and 14a-9)

                  55. Plaintiff repeats and realleges the allegations of paragraphs 1 through 54 as if fully restated herein.

                  56. As a result of Defendants' unlawful solicitations, which violate Section 14(a) of the Securities and Exchange Act and Rules 14a-3, 14a-6 and 14a-9 promulgated thereunder, Plaintiff has suffered damages in an amount to be determined at trial.


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                                    COUNT V
              (Declaratory Judgment That MHC's Purchase Of Common
             Shares Would Violate Article VI Of Chateau's Charter)

                  57. Plaintiff repeats and alleges the allegations of paragraphs 1 through 56 as if fully sets forth herein.

                  58. As set forth in the Offer, MHC (through MHCOLP) has proposed to purchase 100% of Chateau's outstanding common shares. Should it consummate its offer, MHC would be the owner of all outstanding common shares of Chateau common stock. Such a transaction is expressly prohibited by Article IV of Chateau's Articles of Amendment And Restatement, as amended (the "Charter") which provides that no person, partnership or corporation can beneficially own more than 7% of the common stock of Chateau.

                  59. Article VI, Section 2(i) of Chateau's Charter provides, in relevant part, that "No Person (other than an Existing Holder with respect to Common Stock) shall beneficially own shares of Common Stock . . . in excess of the applicable Ownership Limit."

                  60. Article VI, Section 1 of Chateau's Charter defines "Ownership Limit" to "mean, in the case of Common Stock, seven (7.0%) percent in number of shares or value, of the outstanding common stock."

                  61. "Person" is defined in Article VI, Section 1 of Chateau's Charter to mean, inter alia, an individual, corporation, [or] partnership. Since MHC is a corporation and MHCOLP is a partnership both are deemed to be a Person for purposes of Article VI of Chateau's Charter. In addition, neither MHC nor MHCOLP is an Existing Holder as that term is defined in Chateau's Charter.


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                  62. As the direct owner of Chateau's stock, MHCOLP would be a "beneficial owner" of Chateau's stock. Accordingly MHCOLP (which is Person under Article VI by virtue of being a partnership) would, should it purchase common shares of Chateau in accordance with its announced Offer, be the beneficial owner of those shares for purposes of Article VI of Chateau's Charter.

                  63. Accordingly, should MHCOLP purchase more than 7% of Chateau's outstanding common stock, much less the 100% it has offered to purchase, such purchases would be in direct contravention of Chateau's Charter.

                  64. Pursuant to Article VI, Section 2(ii) of Chateau's Charter, any purchases of Chateau common stock above the 7% threshold would be "void ab initio" and MHCOLP would "acquire no rights in such shares of common stock".

                  65. Article VI, Section 4 of Chateau's Charter provides that "[i]f the Board of Directors or its designees shall at any time determine in good faith that . . . a Person intends to acquire or has attempted to acquire beneficial ownership (determined without reference to any rules of attribution) or Beneficial Ownership of Stock of the Corporation in violation of Section 2 of this Article, the Board of Directors or its designees shall .
 . . take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer of the books of the corporation or instituting proceedings to enjoin such transfer." Pursuant to this Charter Provision the Board of Directors has determined in its good faith judgment that MHC's Offer and the other actions undertaken by MHC (e.g. its efforts to solicit support for its proposal) constitute an "intent to acquire" beneficial ownership of more than 7% of the common shares of Chateau in direct violation and contravention of
Article VI of Chateau's Charter. The instant action is designed to prevent the announced and intended violation of Chateau's Charter by MHC and MHCOLP.

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                  66. In light of the Offer and Defendants intention to
attempt to violate the provisions of Article VI at Chateau's Charter there exists an actual controversy between the parties. To avoid the unlawful acquisition of its common stock and the attendant harm to Chateau and its shareholders, Chateau seeks a declaration that MHC's Offer is unlawful and cannot be legally accomplished to the extent MHC or MHCOLP attempts to acquire more than 7% of Chateau's outstanding shares of common stock.

                  67. Chateau has no adequate remedy at law.

                                   COUNT VI
            (Injunctive Relief For Violation Of Chateau's Charter)

                  68. Plaintiff repeats and realleges the allegations of paragraphs 1 through 67 as it fully restated herein.

                  69. MHC's Offer to acquire more than 7% of Chateau's outstanding common shares is in direct violation of Chateau's Charter.

                  70. MHC's stated intention to violate Chateau's Charter is causing, and unless enjoined or otherwise declared to be unlawful, will continue to cause irreparable harm to Chateau and its shareholders. MHC's actions have caused unwarranted confusion and disruption to the trading in Chateau's common stock by wrongfully leading Chateau's shareholders and the investing public into believing that an actual offer, instead of an illusory offer -- which cannot be consummated -- has been made. MHC's Offer is further causing irreparable harm in that it is disrupting Chateau's previously announced Merger Of Equals with ROC which was entered into to further Chateau's long-standing business plan to enhance long-term shareholder value for all of Chateau's shareholders. Moreover, Chateau shareholders may be induced into transferring their shares to MHC in a transaction that will be void ab initio. In addition, the diversion of corporate resources (both of management time and attention, and money) caused by MHC's illegal and


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illusory offer has disrupted, and unless enjoined or declared unlawful, will continue to disrupt Chateau's relationships with ROC as embodied in the Merger Of Equals, as well as with its shareholders, customers, employees, suppliers, and others. In particular, MHC's illusory offer has disrupted Chateau's ability to consummate acquisitions for properties that would be in the best interest of the Company.

                  71. Chateau has no adequate remedy at law.

                                   COUNT VII
            (Declaratory Judgment That Chateau's Board Of Directors
              Is Not Required To Adopt A Resolution Exempting The
                  Offer From Article VI Of Chateau's Charter)

                  72. Plaintiff repeats and realleges the allegations of paragraphs 1 through 71 as if fully restated herein.

                  73. MHC's Offer is conditioned upon, among other things, MHC being satisfied, in its sole discretion, that the 7% common share ownership limitation contained in Article VI of Chateau's Charter not be deemed applicable to MHC's Offer. In its offering document, MHC states that it has "requested [Chateau's] Board of Directors to adopt a resolution agreeing with [MHCOLP's] and MHC's interpretation" that the limitation in Chateau's Charter does not apply to MHC's Offer.

                  74. Article VI, Section at 12 of Chateau's Charter states:

                           Section 12. Exemptions by Board. The Board of
                      Directors, upon receipt of a ruling from the Internal Revenue Service satisfactory to the Board of Directors and upon at least 15 days written notice from a Transferee prior to the proposed Transfer which, if consummated, would result in the intended Transferee owning shares in excess of the applicable Ownership Limit or Existing Holder Limit, as the case may be, and upon such other conditions at the Board of Directors may direct, may, subject to the provisions contained in
                      Section 21 of this Article VI, exempt a Person from the Ownership Limit or the Existing Holder Limit, as the case may be.

                  75. As the text of Section 12 makes plain, the board of directors cannot even consider such a request until it has received the requisite ruling from the Internal Revenue Service, which has not been provided by MHC. Moreover, Section 12 is wholly discretionary, providing that the board of directors, upon such "conditions as the board of directors may direct, may . . . exempt a Person from the Ownership Limit . . ." Accordingly, the decision as to whether to adopt the resolution requested by MHC is a matter for the business judgment of the directors.

                  76. Chateau seeks a declaration that no resolution relating to Chateau's Charter of the nature requested by MHC is required to be adopted by the Chateau Board of Directors.

                  77. Chateau has no adequate remedy of law.

                                  COUNT VIII
              (Declaratory Judgment That MHC's Offer And Proposed
          Merger Would Violate The Maryland Business Combination Act)

                  78. Plaintiff repeats and realleges the allegations in paragraphs 1 through 77 as if fully set forth herein.

                  79. As set forth in the Offer, Defendants have proposed to purchase 100% of Chateau's outstanding common shares. MHC has stated in its offer that "it intends, as soon as practicable after, and substantially concurrent with, the consummation of" its offer, to propose and seek to have Chateau "consummate a merger or similar business combination with MHC" (the "Second-Step Merger"). MHC further states that its offer is conditioned upon MHC "being satisfied in its sole discretion" that the restrictions in the Maryland Business Combination Act "will not apply to the [Second-Step Merger]." This condition can not be satisfied because the proposed Second-Step

Merger would violate the Maryland Business Combination Statue (Md. Corp. & Assn. Code Ann. ss. 3-602).

                  80. ss. 3-602 of the Maryland Business Combination Statute provides in pertinent part:

                  a corporation may not engage in any business combination with any interested stockholder or any affiliate of the interested stockholder for a period of 5 years following the most recent date on which the interested stockholder becomes an interested stockholder.

                  81. ss. 3-603 provides that the Business Combination Statute does not apply to business combinations that . . . have been approved or exempted therefrom, in whole or in part, by resolution of the board of directors of the corporation . . . (ii) if involving transactions with a particular interested stockholder or its existing future affiliates, at any time prior to the determination date.

The "determination date" is the "most recent date on which the interested stockholder became an interested stockholder."

                  82. Chateau's board of directors has not approved the Offer.

                  83. Pursuant to ss. 3-601(e) of the Business Combination Statute, a "business combination" means, among other things:

                      (1) Unless the merger, consolidation, or share exchange does not alter the contract rights of the stock as expressly set forth in the charter or change or convert in whole or in part the outstanding shares of stock of the corporation, any merger, consolidation, or share exchange of the corporation or any subsidiary with (i) any interested stockholder or (ii) any other corporation (whether or not itself an interested stockholder) which is, or after the merger, consolidation, or share exchange would be, an affiliate of an interested stockholder that was an interested stockholder prior to the transaction; [or]

                      (3) The issuance or transfer by the corporation, or any subsidiary, in one transaction or a series of transactions, of any equity securities of the corporation or any subsidiary which have an aggregate market value of 5 percent or more of the total market value of the outstanding stock of the corporation to any interested stockholder or any affiliate of any interested stockholder.

The Second-Step Merger would constitute a "business combination" under this statute.

                  84. ss. 3-601(j) provides that an "interested stockholder" means any person . . . that: "Is the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting stock of the corporation." MHC, which is a "corporation" under the Business Combination Statute, would become an interested stockholder under this statute by virtue of its Offer.

                  85. The proposed Second-Step Merger described in MHC's Offer falls within the prohibition of ss. 3-602 of the Maryland Business Combination Statute since (1) the Second-Step Merger is a "business combination" as defined in ss. 3-601(e); (2) MHC would become an "interested stockholder " as defined in ss. 3- 601(j); and (3) Chateau's board of directors has not approved MHC's Offer. The Second-Step Merger is precisely the type of the "combination" contemplated by the statute and thus, may not be accomplished for a period of five years following the date MHC becomes an "interested stockholder."

                  86. Accordingly, should MHC purchase more than 10% of Chateau's outstanding common stock, much less than the 100% it has offered to purchase, its planned Second Step Merger would be in direct contravention of the Maryland Business Combination Statute.

                  87. In light of MHC's Offer and its intention to attempt to violate the Maryland Business Combination Statute, there exists an actual controversy between the parties. To avoid the unlawful acquisition of its common stock and the resulting harm to Chateau and its shareholders, Chateau seeks a declaration that MHC's Offer cannot be legally accomplished because the condition relating to the Maryland Business Combination Law can not be met.

                  88. Chateau has no adequate remedy at law.

                                   COUNT IX
            (Declaratory Judgment That Chateau's Board Of Directors
             Is Not Required To Adopt A Resolution Exempting MHC's
               Offer From The Maryland Business Combination Act)

                  89. Plaintiff repeats and realleges the allegations of paragraphs 1 through 88 as if fully set forth herein.

                  90. MHC's Offer is conditioned upon, among other things, MHC being satisfied, in its sole discretion, that "the provisions of the Maryland Business Combination Law are . . . inapplicable to the acquisition of shares pursuant to the Offer and the [Second-step] Merger."

                  91. In its Offer, MHC states that it has "requested that the Company's Board of Directors adopt a resolution . . . exempting from the Maryland Business Combination Law a [Second-step Merger] between [Chateau] and [MHCOLP] or any of its affiliates."

                  92. The decision as to whether to adopt such a resolution is a matter for the business judgment of the directors.

                  93. Chateau seeks a declaration that no resolution relating to the Maryland Business Combination Law of the nature requested by MHC is required to be adopted by the Chateau board of directors.

                  94. Chateau has no adequate remedy of law.

                  WHEREFORE, Plaintiff hereby requests judgment in its favor:

                  a. temporarily, preliminarily and permanently restraining and enjoining Defendants from consummating and taking any actions in furtherance of their deceptive and illusory tender offer;

                  b. temporarily, preliminarily and permanently restraining and enjoining Defendants from issuing any solicitations with respect to the MHC Offer or with respect to the Merger of Equals prior to providing Shareholders with a proxy statement in accordance with Rules 14a-3 and 14a-6;

                  c. temporarily, preliminarily and permanently restraining and enjoining Defendants from issuing any false and misleading solicitations in violation of Rule 14a-9;

                  d. temporarily, preliminarily and permanently restraining and enjoining Defendants from taking any further actions designed to acquire more than 7% of Chateau's common stock in violation of Chateau's Charter;

                  e. declaring that Defendants' offer is in violation of Chateau's Charter and cannot be consummated;

                  f. declaring that Defendants' Proposed Merger -- to be consummated following the tender offer -- would be subject to the restrictions of the Maryland Business Combination Law;

                  g. declaring that the Chateau Board of Directors is not required to adopt resolutions exempting MHC's Offer from Article VI of Chateau's Charter or MHC's proposed Second-Step Merger from the Maryland Business Combination Law.

                  h. awarding Plaintiff compensatory damages in an amount to be determined at trial;

                  i. awarding Plaintiff the costs and expenses of this action, including reasonable attorneys' fees; and

                  j. awarding Plaintiff such other and further relief as the Court deems just and proper.

Dated:   September 17, 1996
                                            Respectfully submitted,

                                            MILES & STOCKBRIDGE
                                            A Professional Corporation


                                            ---------------------------------
                                            By:  Mark D. Gately #00134
                                            John E. McCann, Jr. #10028
                                            10 Light Street
                                            Baltimore, Maryland 21202-1487
                                            (410) 727-6464
OF COUNSEL:
Marc P. Cherno (applying pro hac vice)
Douglas H. Flaum (applying pro hac vice)
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
(A Partnership Including Professional Corporations)
One New York Plaza
New York, New York  10004-1980
(212) 859-8000